Exhibit 20
FOR IMMEDIATE RELEASE



                MERRIMAC ELIMINATES CASH DIVIDEND TO FUEL GROWTH;
                    EARNINGS TO BE REINVESTED IN THE COMPANY

West Caldwell, N.J., August 28, 1997: Merrimac Industries, Inc. announces that the Board of Directors, after review of its strategy for growth and relationship to its cash dividend policy, has determined to reinvest all future earnings in the Company.

Previously, on July 29, 1997, the Company announced that its Board of Directors had declared a cash dividend of $.10 per share on its Common Stock. This dividend will be paid on September 19, 1997 to stockholders of record on September 5, 1997. Merrimac Industries, Inc. has paid dividends of $.10 per share quarterly since 1994 and began paying a cash dividend in 1988.

Chairman and CEO Mason N. Carter commented: "Recent revenue growth coupled with product development, new equipment and process improvement initiatives, require that earnings and additional capital be reinvested to capitalize on market opportunities. Merrimac stockholders have recently benefited from stock price appreciation that we attribute to the revenue growth and positive operating results. We believe that by reinvesting all earnings in the Company we can continue this favorable trend."

The statements in this news release include forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 160 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                  Fax:                   (973) 882-5989
         Chairman and CEO                 Email:            mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202  Internet:  http://www.merrimacind.com